Contact

www.linkedin.com/in/vikram-malaney-40ba3a4 (LinkedIn)

Top Skills

Business Strategy
Business Development
SaaS

Vikram Malaney

Executive Director at Vulcan Group
Pune, Maharashtra, India

Summary

Vikram has over 30 years of experience as a co-founder, mentor and Investor in early stage technology startups in USA and India. Vikram is also active in supporting and mentoring NGO's especially focused on education and the environment, to help them build financially sustainable social impact projects.

Experience

Vulcan Group
Board Member
September 2015 - Present (8 years 4 months)
Pune, Maharashtra, India

Investing in early stage companies and helping them grow and create value for all their stakeholders.

Mobile Globetrotter
Co-Founder
November 2015 - Present (8 years 2 months)
India

Part Time CTO

Capsilon Software Pvt Ltd
Director
January 2002 - April 2020 (18 years 4 months)
India

Capsilon Corporation
Co-Founder
2002 - 2016 (14 years)
India

As Head of India operations setup, manage and mentor teams of researchers, developers and Operations staff creating Doc Velocity, an innovative, award winning Document and Data solution for the Mortgage Industry. Doc Velocity is based on patented document recognition/extraction technology which has

transformed the business processes over 200 mortgage companies enabling better, faster and cheaper processing of loans.

Vulcan Infotech
Founder
September 1999 - January 2001 (1 year 5 months)
India

Founder of Vulcan Infotech which was an early pioneer of Offshore Product Development (OPD) services from India. This led to an opportunity to co-found San Francisco based Capsilon, a pioneer of Cloud based solutions

Education

Duke University
Bachelor of Engineering (BEng), Computer Engineering · (1981 - 1985)

East Hampton High School
High school diploma, High School/Secondary Diplomas and Certificates · (1980 - 1981)

Cathedral and John Cannon, India
High School, ICSE · (1969 - 1980)